July 11, 2019

Lee Hamre
Chairman and Chief Executive Officer
AmeraMex International, Inc.
3930 Esplanade
Chico, CA 95973

       Re: AmeraMex International, Inc.
           Registration Statement on Form 10
           Filed May 10, 2019
           File No. 000-56054

Dear Mr. Hamre:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction